UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                       VALUE CITY DEPARTMENT STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    920387107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    920387107
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  3,360,021*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     9.0%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------
* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus") is the holder of Senior Subordinated Convertible Loans in the principal amount of $37,500,000 (the "Senior Loans"). The Senior Loans are convertible at any time to the extent any portion of the loan remains outstanding at the option of the holder thereof into shares of the Common Stock, no par value (the "Shares"), of Value City Department Stores, Inc., an Ohio corporation (the "Company"). The conversion price of the Senior Loans is $4.50 per share, subject to certain conversion price adjustments. The issuance of more than 6,720,042 Shares (half of which may be acquired by Cerberus) upon the conversion of the Senior Loans is subject to approval of the Company's shareholders at its 2002 Annual Meeting of Shareholders scheduled for September 26, 2002 (the "Annual Meeting"). Further, upon shareholder approval at the Annual Meeting, Cerberus will also be issued a warrant to purchase 1,477,396 Shares (subject to certain conversion price adjustments) in connection with an additional loan to the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus. Thus, as of June 11, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 3,360,021 Shares, or 9.0% of the Shares deemed issued and outstanding as of that date. Upon approval of the Company's shareholders at the Annual Meeting of (i) the issuance of additional Shares issuable upon conversion of the Senior Loans, and (ii) the issuance of additional Shares issuable in connection with the additional financing, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg would be deemed to beneficially own 9,810,729 Shares, or 22.5% of the Shares deemed issued and outstanding as of that date. See Item 5 of this Schedule 13D for additional information.

Item 1.    Security and Issuer.
           -------------------

           The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Value City Department Stores, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 3241 Westerville Road, Columbus, Ohio 43224.


Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). Cerberus is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

           Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to an Assignment and Acceptance (the "Assignment and Acceptance"), dated June 11, 2002, between Cerberus and Schottenstein Stores Corporation ("SSC"), Cerberus purchased and assumed 50% of SSC's right, title and interest as lender under an Amended and Restated Senior Convertible Loan Agreement (the "Loan Agreement"), dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and SSC, in the principal amount of $75,000,000 (the "Senior Loans"). The Senior Loans are convertible at any time to the extent any portion of the loan remains outstanding at the option of the holder thereof into Shares, at a conversion price of $4.50 per share. The conversion price, under certain conditions, may be reduced to $4.00 per share. In addition, pursuant to a Financing Agreement (the "Financing Agreement"), dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and Cerberus, Cerberus and SSC made available to the Company two term loans, each in an aggregate principal amount of $50,000,000. In connection with the Financing Agreement, the Company will issue a warrant to purchase 1,477,396 Shares (subject to certain conversion price adjustments) to Cerberus, upon shareholder approval (as described in Item 5 below). The warrant will be exercisable at any time at the option of the holder thereof until ten years from the date of issuance of the warrant. All funds used to purchase or acquire any securities of the Company came directly from the assets of Cerberus.

Item 4.    Purpose of Transaction.
           ----------------------

           The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon information provided by the Company, there were 33,769,053 Shares deemed issued and outstanding as of June 11, 2002. As of June 11, 2002, Cerberus is the holder of Senior Loans in the principal amount of $37,500,000. The Senior Loans are convertible at any time to the extent any portion of the loan remains outstanding at the option of the holder thereof into Shares. The conversion price of the Senior Loans is $4.50 per share. Under certain conditions, however, the conversion price may be reduced to $4.00 per share. The issuance of more than 6,720,042 Shares (half of which may be acquired by Cerberus) upon the conversion of amounts outstanding under the Loan Agreement is subject to approval of the Company's shareholders at its 2002 Annual Meeting of Shareholders scheduled for September 26, 2002 (the "Annual Meeting"). Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus. Thus, as of June 11, 2002, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 3,360,021 Shares, or 9.0% of the Shares deemed issued and outstanding as of that date.

           In connection with the Financing Agreement (as more particularly described in Item 3 and Item 6 of this Schedule 13D), Cerberus will be issued a warrant to purchase 1,477,396 Shares (subject to certain conversion price adjustments) upon shareholder approval at the Annual Meeting. The warrant will be exercisable at any time at the option of the holder thereof until ten years from the date of issuance of the warrant. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus. Therefore, upon approval of the Company's shareholders at the Annual Meeting of (i) the issuance of additional Shares issuable upon conversion of amounts outstanding under the Loan Agreement, and (ii) the issuance of additional Shares issuable in connection with the Financing Agreement, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg would be deemed to beneficially own 9,810,729 Shares, or 22.5% of the Shares deemed issued and outstanding as of that date.

           During the sixty days prior to June 11, 2002, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the June 11, 2002 transactions described in this
Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           In connection with the purchase of the Senior Loans, Cerberus entered into an Assignment and Acceptance, an Amendment No. 1 to Amended and Restated Senior Convertible Loan Agreement, and an Amended and Restated Registration

Rights Agreement pursuant to which, among other things, (i) Cerberus purchased and assumed from SSC a 50% interest in and to all of SSC's rights and obligations under the Loan Agreement, as more particularly set forth and described in the Assignment and Acceptance attached as Exhibit 1 hereto, (ii) Cerberus, the Company, SSC, and certain other parties amended the Loan Agreement to, among other things, modify the terms of the Loan Agreement, reflect the purchase and assumption by Cerberus described in clause (i) above and to set forth certain other agreements by and among the Company, Cerberus and SSC with respect thereto, including, among other things, (a) the right of Cerberus, upon the conversion by it, if any, of the Senior Loans into Shares, to designate two directors to serve on the board of directors of the Company, (b) the obligation of the Company to take all action necessary to cause such Cerberus designees to be appointed to the board of directors of the Company, (c) the obligation of SSC to vote all of the Shares held by it, and take such other action that may be necessary, so that such persons designated by Cerberus are elected to the board of directors of the Company, (d) in the event that Cerberus converts all or any portion of the Senior Loans into Shares, the right of Cerberus to require SSC to convert up to an equivalent amount of the Senior Loans into Shares, (e) certain limitations upon the ability of the Company to enter into certain types of transactions or agreements with SSC without the prior written consent of Cerberus, unless SSC elects to purchase from Cerberus certain designated securities of the Company then held by Cerberus, (f) the right of Cerberus to have certain proposed transactions between the Company and SSC reviewed by a designated fairness committee and (g) limitations on the ability of the Company to enter into certain transactions with Cerberus without the prior written consent of SSC; in each case as more particularly set forth and described in the Amendment No. 1 to Amended and Restated Senior Convertible Loan Agreement incorporated by reference as Exhibit 2 hereto, and (iii) the Company, Cerberus and SSC agreed to the terms pursuant to which the Company shall register the shares of the Company issuable upon conversion of the Senior Loans and exercise of the warrant issued pursuant to the Financing Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Amended and Restated Registration Rights Agreement incorporated by reference as Exhibit 3 hereto. The Loan Agreement is incorporated by reference as Exhibit 4 hereto.

           In connection with an additional extension of credit to the Company, Cerberus and the Company, among other lenders, entered into a Financing Agreement and agreed to a form of warrant pursuant to which, among other things,
(i) Cerberus and SSC made available to the Company two term loans, each in an aggregate principal amount of $50,000,000, as more particularly set forth and described in the Financing Agreement incorporated by reference as Exhibit 5 hereto, and (ii) Cerberus, the Company and SSC agreed to the form of warrant to purchase Shares that will be issued to each of Cerberus and SSC in connection with the extension of credit described in clause (i) above, as more particularly set forth and described in the Form of Warrant incorporated by reference as
Exhibit 6 hereto.

           The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

           Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Form of Assignment and Acceptance dated June 11, 2002, by and between SSC and Cerberus.

           2. Amendment No. 1 to Amended and Restated Senior Convertible Loan Agreement, dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and SSC, incorporated by reference to Exhibit 10.3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2002 filed by the Company on June 18, 2002.

           3. Amended and Restated Registration Rights Agreement, dated as of June 11, 2002, by and among the Company, SSC and Cerberus, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2002 filed by the Company on June 18, 2002.

           4. Amended and Restated Senior Convertible Loan Agreement, dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, the lenders from time to time party thereto, and SSC, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2002 filed by the Company on June 18, 2002.

           5. Financing Agreement, dated as of June 11, 2002, by and among the Company, certain subsidiaries of the Company, Cerberus and the lenders from time to time party thereto, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2002 filed by the Company on June 18, 2002.

           6. Form of Warrant, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2002 filed by the Company on June 18, 2002.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              June 21, 2002


                                               /s/ Stephen Feinberg
                                              ----------------------------------
                                              Stephen Feinberg, in  his capacity
                                              as the managing member of Cerberus
                                              Associates,  L.L.C.,  the  general
                                              partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).

                            ASSIGNMENT AND ACCEPTANCE

                               Dated June 11, 2002

           Reference  is  made  to the  Amended and  Restated  Convertable  Loan
Agreement, dated as of June 11, 2002 (as the same may be further amended, supplemented or otherwise modified from time to time, the "Convertible Loan Agreement"), by and among Value City Department Stores, Inc., an Ohio corporation (the "Borrower"), Shonac Corporation, an Ohio corporation ("Shonac"), DSW Shoe Warehouse, Inc., a Missouri corporation ("DSW"), Gramex Retail Stores, Inc., a Delaware corporation ("Gramex"), VCM, Ltd., an Ohio limited liability company ("VCM"), Filene's Basement, Inc., a Delaware corporation ("Filene's"), GB Retailers, Inc., a Delaware corporation ("GB"), J.S. Delivery Overland, Inc., a Delaware corporation ("JS"), LF Widman, Inc., a Pennsylvania corporation ("LF"), Value City Department Stores Services, a Delaware corporation ("VC Services"), Value City Limited Partnership ("VCLP"), an Ohio limited partnership, Value City of Michigan, Inc., a Michigan corporation ("VC Michigan"), Westerville Road General Partnership, a Delaware corporation ("Westerville GP") and Westerville Road LP, a Delaware corporation ("Westerville LP", and together with Shonac, DSW, Gramex, VCM, Filene's, GB, JS, LF, VC Services, VCLP, VC Michigan and Westerville GP, each a "Guarantor", and collectively, the "Guarantors"), the lenders from time to time party thereto (each a "Lender" and collectively, the "Lenders"), and Schottenstein Stores Corporation ("SSC"), as agent for the Lenders (in such capacity, and together with its successors and assigns, the "Agent"). Terms defined in the Convertible Loan Agreement are used herein as therein defined.

           SSC (solely in its capacity as a Lender under the Convertible Loan Agreement) (the "Assignor") and Cerberus Partners, L.P. (the "Assignee") agree as follows:

           1. The Assignor hereby sells and assigns to the Assignee, without recourse, representation or warranty, and the Assignee hereby purchases and assumes from the Assignor, a 50% interest (the "Assigned Interest") in and to all of the Assignor's rights and obligations under the Convertible Loan Agreement as of the Effective Date (as defined below) (including, without limitation, (i) the outstanding principal amount of the Loan made by the Assignor, (ii) any accrued interest, PIK Interest or fees on such Loan and (iii) the Note evidencing such Loan).

           2. The Assignor (i) represents and warrants as of the date hereof that the outstanding principal amount of its Loan is $75,000,000 (without giving effect to assignments thereof which have not yet become effective); (ii) represents and warrants that it is the legal and beneficial owner of the interest it is assigning hereunder; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made by or in connection with the Convertible Loan Agreement or any other Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Convertible Loan Agreement or any other Loan Document, or any other instrument or document furnished pursuant thereto;
(iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Loan Parties or the performance or observance by any Loan Party of any of its obligations under the Convertible Loan Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto; and (v) attaches the Note referred to in paragraph 1 above, and will, as Agent, exchange the Notes for new Notes (appropriately dated so that no loss of interest accrued prior to the Effective Date shall result with respect to the portion of the Loan assigned or the portion of the Loan retained by the Assignor), consisting of a Note in the principal amount of $37,500,000, payable to the order of the Assignee, and a Note in the principal amount of $37,500,000, payable to the order of the Assignor.

               (a) The Assignee represents and warrants that it has become a party hereto solely in reliance upon its own independent investigation of the financial and other circumstances surrounding the Loan Parties, the Collateral, the Loan and all aspects of the transactions evidenced by or referred to in the Loan Documents, or has otherwise satisfied itself thereto, and that it is not relying upon any representation, warranty or statement (except any such representation, warranty or statement expressly set forth in this Agreement) of the Assignor in connection with the assignment made under this Agreement. The Assignee further acknowledges that the Assignee will, independently and without reliance upon the Agent, the Assignor or any other Lender and based upon the Assignee's review of such documents and information as the Assignee deems appropriate at the time, make and continue to make its own credit decisions in entering into this Agreement and taking or not taking action under the Loan Documents. The Assignor shall have no duty or responsibility either initially or on a continuing basis to make any such investigation or any such appraisal on behalf of the Assignee or to provide the Assignee with any credit or other information with respect thereto, whether coming into its possession before the making of the initial extension of credit under the Convertible Loan Agreement or at any time or times thereafter except to the extent required by the Convertible Loan Agreement.

               (b) The Assignee represents and warrants to the Assignor that it has experience and expertise in the making of loans such as the Loan or with respect to the other types of credit which may be extended under the Convertible Loan Agreement; that it has acquired its Assigned Interest for its own account and not with any intention of selling all or any portion of such interest (other than assignments to its affiliates in the ordinary course of business and as permitted by the terms of the Convertible Loan Agreement); and that it has received, reviewed and approved copies of all Loan Documents.

               (c) The Assignor shall not be responsible to the Assignee for the execution, effectiveness, accuracy, completeness, legal effect, genuineness, validity, enforceability, collectibility or sufficiency of any of the Loan Documents or for any representations, warranties, recitals or statements made therein or in any written or oral statement or in any financial or other statements, instruments, reports, certificates or any other documents made or furnished or made available by the Assignor to the Assignee or by or on behalf of the Loan Parties to the Assignor or the Assignee in connection with the Loan Documents and the transactions contemplated thereby or for the financial condition or business affairs of the Loan Parties or any other Person liable for the payment of the Loan or payment of amounts owed in connection with other extensions of credit under the Convertible Loan Agreement or the value of the Collateral or any other matter, except as set forth in the Convertible Loan Agreement. The Assignor shall not be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Loan Documents or as to the use of the proceeds of the Loan or as to the existence or possible existence of any Event of Default or Default.

               (d) Each party to this Agreement represents and warrants to the other party to this Agreement that it has full power and authority to enter into this Agreement and to perform its obligations under this Agreement in accordance with the provisions of this Agreement, that this Agreement has been duly authorized, executed and delivered by such party and that this Agreement constitutes a legal, valid and binding obligation of such party, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles.

               (e) Each party to this Agreement represents and warrants that the making and performance by it of this Agreement do not and will not violate any law or regulation of the jurisdiction of its incorporation or any other law or regulation applicable to it.

               (f) Each party to this Agreement represents and warrants that all consents, licenses, approvals, authorizations, exemptions, registrations, filings, opinions and declarations from or with any agency, department, administrative authority, statutory corporation or judicial entity necessary for the validity or enforceability of its obligations under this Agreement have been obtained, and no governmental authorizations other than any already obtained are required in connection with its execution, delivery and performance of this Agreement.

               (g) The Assignor represents and warrants that it is the legal and beneficial owner of the interest being assigned and that such interest is free and clear of any Lien.

               (h) The Assignor makes no representation or warranty and assumes no responsibility with respect to the operations, condition (financial or otherwise), business or assets of the Loan Parties or the performance or observance by the Loan Parties of any of their obligations under the Convertible Loan Agreement or any other Loan Document.

               (i) Each of the Assignee and the Assignor agree to enter to Amendment No. 1 to the Convertible Loan Agreement, of even date herewith, among the Loan Parties, the Assignee and the Assignor, in the form attached hereto as Exhibit A, pursuant to which, among other things, the Assignor shall resign as Agent, and shall appoint and authorize Assignee as its successor Agent.

               (j) The Assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto

               (k) The Assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Convertible Loan Agreement and the other Loan Documents are required to be performed by it as a Lender and as Agent.

               (l) The Assignee confirms that it has received all documents and information it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement.

               (m) The Assignee specifies as its address for notices the office set forth beneath its name on the signature pages hereof.

           3. The effective date for this Assignment and Acceptance (the "Effective Date") shall be the date on which each of the conditions precedent to the effectiveness of Amendment No. 1 to the Convertible Loan Agreement are satisfied in accordance with the terms thereof.

           4. As of the Effective Date (i) the Assignee shall, in addition to the rights and obligations under the Convertible Loan Agreement and the other Loan Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Convertible Loan Agreement and the other Loan Documents that have been assigned to it pursuant to this Agreement, and (ii) the Assignor shall, to the extent provided in this Agreement, relinquish its rights and be released from its obligations under the Convertible Loan Agreement and the other Loan Documents that have been assigned by the Assignor to the Assignee pursuant to this Agreement.

           5. From and after the Effective Date, the Agent, shall make all payments required to be made under the Convertible Loan Agreement and the Notes in respect of the rights assigned hereby to the Assignee, as Lender. If the Assignor receives or collects any payment of interest, PIK Interest or fees attributable to the interests assigned to Assignee by this Agreement which has accrued after the Effective Date, the Assignor shall distribute to the Assignee such payment. If the Assignee receives or collects any payment which is not attributable to the interests assigned to the Assignee by this Agreement or which has accrued on or prior to the Effective Date, the Assignee shall distribute to the Assignor such payment.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

          6. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely therein without consideration as to choice of law.

                                                SCHOTTENSTEIN STORES CORPORATION

                                                By:
                                                    Name:
                                                    Title:
                                                    Date:

                                                NOTICE ADDRESS AND PAYMENT
                                                INSTRUCTIONS FOR ASSIGNOR

                                                    Telephone No.
                                                    Telecopy No.


                                                CERBERUS PARTNERS, L.P.

                                                By:
                                                    Name:
                                                    Title:
                                                    Date:

                                                NOTICE ADDRESS AND PAYMENT
                                                INSTRUCTIONS FOR ASSIGNEE

                                                450 Park Avenue, 28th Floor
                                                New York, New York  10022
                                                    Telephone No.
                                                    Telecopy No.



ACCEPTED this 11th day of June, 2002

SCHOTTENSTEIN STORES CORPORATION,
as Agent

By:
   Name:
   Title: